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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                         Goody's Family Clothing, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  382588 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                             Martin Nussbaum, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
            -------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 14, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]







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                                  SCHEDULE 13D
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CUSIP No. 382588 10 1
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
               Robert M. Goodfriend
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
                   N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
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                       7      SOLE VOTING POWER
    NUMBER OF                      9,342,205
     SHARES          ---------------------------------------------------------
  BENEFICIALLY         8      SHARED VOTING POWER
    OWNED BY                          11,250
      EACH           ---------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                        9,342,205
       WITH          ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                                      11,250
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    9,353,455
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   58%
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14       TYPE OF REPORTING PERSON
                   IN
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                        AMENDMENT NO. 2 TO SCHEDULE 13D

                  This Amendment No. 2 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995, relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 2 restates, amends and supplements the original Schedule 13D, as amended by Amendment No. 1.

ITEM 1. SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 Goody's Lane, Knoxville, Tennessee 37922.

ITEM 2. IDENTITY AND BACKGROUND.

                  This statement is being filed by Robert M. Goodfriend (the "Reporting Person"). The Reporting Person's principal occupation is as the Chairman of the Board and Chief Executive Officer of Goody's Family Clothing, Inc. (the "Issuer"). The Issuer is principally engaged in the retail sale of apparel for men, women and children. The Reporting Person's business address is the principal executive offices of the Issuer: 400 Goody's Lane, Knoxville, Tennessee 37922.

                  Other than as set forth below, during the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  On September 29, 1995, the SEC entered an Order Instituting Public Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Making Findings and Imposing Relief, and Cease-and-Desist Order against the Issuer and the Reporting Person, Release No. 36308, File No. 3-8852 (the "Order"). In anticipation of the Order, the Issuer and the Reporting Person each submitted an Offer of Settlement without admitting or denying the findings set forth therein, and consented to the entry of the Order by the SEC. Pursuant to the Order, the SEC found that during the years of 1992 and 1993; (i) the Issuer violated Sections 13(a) and 13(b)(2)(A) and (B) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13 and 13b2-1 promulgated thereunder and (ii) the Reporting Person violated Rule 13b2-1 and caused the Issuer's violation of the above-referenced Sections. In addition, the SEC entered an order that each of the Issuer and the Reporting Person cease-and-desist from committing or causing any violation, and from committing or causing any future violation, of Sections 13(a) and 13(b)(2)(A) and (B) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13 and 13b2-1 promulgated thereunder.

                  The Reporting Person is a citizen of the United States.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Person acquired the Common Stock beneficially owned by him in December 1981 and January 1982 from his father, the founder of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

                  On October 14, 1996, the Reporting Person sold an aggregate of 396,150 shares of Common Stock in the open market for a sales price of $13.00 per share.

                  While the Reporting Person does not anticipate significantly reducing his percentage ownership position in the Company, from time to time, in accordance with applicable law, the Reporting Person may dispose of additional shares of Common Stock in the open market as he may deem appropriate to satisfy his personal financial objectives.

                  Except as described herein, other than in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer, the Reporting Person does not have any plans or proposals which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date hereof, the Reporting Person beneficially owns 9,353,455 shares of Common Stock, which represents approximately 58% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of October 11, 1996 there were 16,136,012 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted where appropriate for exercisable options, was used.) Such 9,353,455 shares include 11,250 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend"). Such 9,353,455 shares do not include 417,270 shares of Common Stock held in trust for the benefit of the Reporting Person's children. The Reporting Person has no voting or investment power with respect to these 417,270 shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 9,342,205 shares of Common Stock owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 11,250 shares of Common Stock she owns directly.

                  Mrs. Goodfriend's address is the same as the Reporting Person's. In addition, during the last five years, Mrs. Goodfriend also has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil


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proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Furthermore, Mrs. Goodfriend also is a citizen of the United States.

                  Other than as set forth herein, the Reporting Person has not made any purchases or sales of securities of the Company during the sixty days preceding the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On January 5, 1995, the Reporting Person and Mrs. Goodfriend entered into a Settlement Agreement (the "Settlement Agreement") with the Issuer and the Issuer's then current directors providing for, among other things, (i) the adoption by the then current Board of Directors of the Issuer of an amendment to the Issuer's Bylaws which, among other things, requires that until the 2000 Annual Meeting of Shareholders, (A) a majority of the members of the Board of Directors be independent (as defined therein), (B) the Board of Directors maintain standing Audit and Compensation Committees comprised entirely of independent directors, (C) the independent directors approve any related party transactions and (D) certain restrictions shall apply to purchases and sales of the Issuer's capital stock by the Reporting Person, (ii) the resignation of the members of the Issuer's then current Board of Directors other than the Reporting Person and (iii) the appointment by the Reporting Person, as the sole director, of a new slate of directors. The new Board of Directors of the Issuer subsequently appointed the Reporting Person the Chairman of the Board and Chief Executive Officer of the Issuer. In addition, on January 5, 1995, the Chancery Court of Knox County, Tennessee (the "Tennessee Court") approved the terms of the Settlement Agreement and dismissed the complaint filed by the Reporting Person on November 22, 1994 in Tennessee Court with prejudice (although, pursuant to the Settlement Agreement and the Tennessee Court's order dismissing the complaint, Mrs. Goodfriend shall be permitted to restate her individual complaint requesting that the Tennessee Court determine the requisite vote to remove a director of the Issuer under Tennessee law). A copy of the Settlement Agreement was attached to Amendment No. 1 as Exhibit 6 and is incorporated herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       1. Letter dated November 22, 1994 from Robert M. Goodfriend to Goody's Family Clothing, Inc. calling a Special Meeting of the shareholders for the purpose of removing all of the members of the Board of Directors other than himself. (previously filed with original
           Schedule 13D)

       2. Letter dated November 22, 1994 from Robert M. Goodfriend to the members of the Board of Directors of Goody's Family Clothing, Inc. (previously filed with original Schedule 13D)

       3. Complaint for Declaratory and Injunctive Relief in the matter of Robert M. Goodfriend and Wendy Goodfriend vs. Goody's Family Clothing, Inc., filed in the Chancery Court for Knox County, Tennessee on November 22, 1994. (previously filed with original
           Schedule 13D)

       4. Motion for Restraining Order and Temporary Injunction in the matter of Robert M. Goodfriend and Wendy Goodfriend vs. Goody's Family


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           Clothing, Inc., filed in the Chancery Court for Knox County,
           Tennessee on November 22, 1994. (previously filed with original
           Schedule 13D)

       5. Order of the Chancery Court Knox County, Tennessee in the matter of Robert M. Goodfriend and Wendy Goodfriend vs. Goody's Family Clothing, Inc., dated November 22, 1994. (previously filed with original Schedule 13D)

       6. Settlement Agreement dated January 5, 1995, by and among Goody's Family Clothing, Inc., Robert M. Goodfriend, Wendy Goodfriend,
           John H. Weitnauer, Jr., E. Douglas Grindstaff, Roger L. Jenkins, Henry J. Nasella, George I. Rubin, Phillip G. Satre, and G. William Speer. (previously filed with Amendment No. 1)

       7. Press release of Goody's Family Clothing, Inc. dated January 5, 1995. (previously filed with Amendment No. 1)




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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 14, 1996                              /s/ Robert M. Goodfriend
                                                     ------------------------
                                                     Robert M. Goodfriend




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